THE LAW OFFICE OF
CONRAD C. LYSIAK, P.S.
601 West First Avenue, Suite 903
Spokane, Washington 99201
(509) 624-1475
FAX: (509) 747-1770
EMAIL: cclysiak@lysiaklaw.com

June 23, 2014

Mr. Tom Kluck
Legal Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-3561

RE:	Silver Stream Mining Corp.
Amendment No. 3 to Form 8-K Form 10-Q for quarter ended 12/31/2013
File No. 000-52752

Dear Mr. Kluck:

In response to your letter of comments dated March 10, 2014, please be advised as follows:

Risk Factors, page 22

1.	The risk factor you requested has been included in amendment no. 4.
2.	Information regarding ASU 2011-05 has been include in amendment no. 1 to the Form 10-Q.
3.	A written statement from the Company as requested has been provided.

Yours truly,

The Law Office of Conrad C. Lysiak, P.S.

BY:	CONRAD C. LYSIAK
Conrad C. Lysiak

CCL: hdw